# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Canada Goose Holdings Inc., CIK 0001690511
CUSIP: 135086106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 250 Bowie Ave., Toronto, Ontario Canada (A6), M6E 4Y2
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001085146-24-001316
Filed by CIK 0001854794

## Reporting persons
- Patient Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 2,671,192; shared voting power 0; sole dispositive power 2,671,192; shared dispositive power 0; aggregate amount beneficially owned 0 (5.83% of the class)
- Patient Opportunity Trust, a series of Advisor Managed Portfolios: type of reporting person: investment company (IV); citizenship or place of organization: Delaware (DE); sole voting power 1,903,482; shared voting power 0; sole dispositive power 1,903,482; shared dispositive power 0; aggregate amount beneficially owned 0 (4.15% of the class)
  Comment: 1) Patient Capital Management, LLC is deemed to be the beneficial owner of 2,671,192 shares of common stock.
  2) Patient Opportunity Trust is deemed to be beneficial owner of 1,903,482 shares of common stock.

## Item 1. Issuer
Name of issuer: Canada Goose Holdings Inc.
Address of issuer's principal executive offices: 250 Bowie Ave. Toronto, ONTARIO, CANADA M6E 4Y2

## Item 2. Person Filing
Name of person filing:
Patient Capital Management, LLC

Patient Opportunity Trust, a series of Advisor Managed Portfolios
Address of principal business office or, if none, residence:
ONE SOUTH STREET, SUITE 2550
BALTIMORE, Maryland
21202
Citizenship:
Patient Capital Management, LLC - DELAWARE

Patient Opportunity Trust, a series of Advisor Managed Portfolios - DELAWARE

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment company (IV), investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 5.83
Sole power to vote or to direct the vote:
Patient Capital Management, LLC - 2,671,192

Patient Opportunity Trust, a series of Advisor Managed Portfolios - 1,903,482
Shared power to vote or to direct the vote:
Patient Capital Management, LLC - 0

Patient Opportunity Trust, a series of Advisor Managed Portfolios - 0
Sole power to dispose or to direct the disposition:
Patient Capital Management, LLC - 2,671,192

Patient Opportunity Trust, a series of Advisor Managed Portfolios - 1,903,482
Shared power to dispose or to direct the disposition:
Patient Capital Management, LLC - 0

Patient Opportunity Trust, a series of Advisor Managed Portfolios - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Various accounts managed by Patient Capital Management, LLC have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. The interest of one account, Patient Opportunity Trust, a series of Advisor Managed Portfolios, an investment company registered under the Investment Company Act of 1940 and managed by Patient Capital Management, LLC was deemed to be the beneficial owner of 2,900,000 shares or 6.33% of the total shares outstanding as of December 31, 2024. Patient Opportunity Trust was deemed to be the beneficial owners of 1,903,842 shares or 4.15 percent of total shares outstanding as of March 31, 2025.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A

Joint Filing Agreement

Patient Capital Management, LLC (an investment adviser registered under the Investment Advisers Act of 1940) and Patient Opportunity Trust, hereby agree to file jointly the statement on Schedule 13G to which this Agreement is attached, and any amendments thereto which may be deemed necessary, pursuant to Regulation 13D-G under the Securities Exchange Act of 1934.

It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness or accuracy of information concerning the other party unless such party knows or has reason to believe that such information is inaccurate.

## Signatures
- Patient Capital Management, LLC: Milton Dodge, Chief Compliance Officer (04/24/2025)
- Patient Opportunity Trust, a series of Advisor Managed Portfolios: Russell B. Simon, President (04/24/2025)